EXHIBIT 99.1

TeliaSonera Sweden Reduces Broadband Prices

STOCKHOLM, Sweden, May 18, 2005 (PRIMEZONE) -- Today, TeliaSonera Sweden is reducing the prices for all of its broadband subscriptions for consumers by up to 19 percent. The broadband subscriptions for consumers will also include a firewall and virus protection as standard features in the future.

Today, TeliaSonera Sweden can provide broadband service to 90 percent of the households in Sweden and the company is continuing its broadband build-out. Telia offers five broadband speeds ranging from up to 24 Mbit/s to 250 Kbit/s. Prices are being reduced for all speeds by 9 to 19 percent.

Prices for Telia Broadband

- The 24 Mbit/s price is being reduced from SEK 449 to SEK 419 per month.

- The 8 Mbit/s price is being reduced from SEK 449 to SEK 389 per month.

- The 2 Mbit/s price is being reduced from SEK 419 to SEK 339 per month.

- The 0.5 Mbit/s price is being reduced from SEK 339 to SEK 309 per month.

- The 0.25 Mbit/s price is being reduced from SEK 279 to SEK 239 per month.

All subscriptions include a security package with firewall and antivirus software (value SEK 50/month). The prices are valid for subscriptions with a 12-month contract period. Prices do not include a connection fee of SEK 695 (SEK 595 via www.telia.se)

"Our customers have to surf in a secure manner," says Marie Ehrling, President of TeliaSonera Sweden. "That's why we have chosen to include a firewall and virus protection software as standard features in all of our broadband subscriptions for private customers."

Modem at no extra cost

During the period May 18 to June 30, Telia will include a modem at no extra cost for new customers, plus "Telia Fritid"(a) (or a SEK 30 discount on "Telia Alltid"(b)). The contract period in this case is 18 months.

The above reduced prices are valid for new customers who bind their subscription, or for existing customers who extend their present subscription. Telia's broadband service can also be subscribed to without a contract period, but at slightly higher prices. All prices and terms refer to private customers in Sweden. Prices include 25% VAT.

Read more on www.telia.se/bredband

(a) Subscription offer in Sweden costing SEK 30/month in which there is no charge for calls made from a subscriber's fixed home phone line to other fixed networks in Sweden, evenings and weekends, except for a SEK 0.45 opening charge for each call.

(b) Subscription offer in Sweden costing SEK 65/month in which there is no charge for calls made from a subscriber's fixed home phone line to other home phones in Sweden, 24 hours/day, except for a SEK 0.45 opening charge for each call.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:
For further information journalists can contact:
Marie Ehrling, President of TeliaSonera Sweden via
  TeliaSonera's Press Office
+46 (0)8 713 58 30